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July 28, 2016	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jay Williamson

Attn: Ms. Megan Miller

Re:	Blackstone Alternative Alpha Fund (“BAAF”) (File Nos. 811-22634 and 333-211532) and Blackstone Alternative Alpha Fund II (“BAAF II”) (File Nos. 811-22792 and 333-211533) (each a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

This letter provides each Fund’s response to oral comments relating to (i) Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to BAAF’s Registration Statement (File Nos. 811-22634 and 333-211532) on Form N-2; and (ii) Pre-Effective Amendment No. 1 under the Securities Act and Amendment No. 7 under the 1940 Act to BAAF II’s Registration Statement (File Nos. 811-22792 and 333-211533) on Form N-2, each filed on July 22, 2016, which Jay Williamson (with respect to comment 1 below) and Megan Miller (with respect to comment 2 below) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Sarah Clinton of Ropes & Gray LLP, counsel to the Funds, on July 27, 2016. The comments, together with the Funds’ responses, are set forth below. Each of the comments and the Funds’ responses thereto apply to each of BAAF and BAAF II. Capitalized terms not defined in this letter have the same meaning as in the Funds’ Registration Statements.

Prospectus

1.	This comment relates to the Funds’ response to a previous comment (“Comment 5”) provided by the Staff and addressed by the Funds in a letter filed with the Commission on July 22, 2016. We note that, in the response to Comment 5, the Funds state that they believe that the referenced disclosure represents a clarification as opposed to a substantive change with respect to intended third-party beneficiaries of certain contractual arrangements. Please note that the Staff does not necessarily agree with the Funds’ position and may revisit this subject in the future.

- 2 -	July 28, 2016

Response: The Funds acknowledge the above comment.

2.	Please confirm that, if the assumptions used by a Fund in presenting the information in the “Summary of Fees and Expenses” section of its prospectus change over the course of the year, the Fund will update the information in that section accordingly.

Response: Each Fund confirms that it will revise the “Summary of Fees and Expenses” section in its prospectus if the assumptions used in presenting the information in that section materially change over the course of the year.

* * * * *

On behalf of each Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) a Fund will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Sincerely,

/s/ Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP